Exhibit 99.3

Exscientia Business Update for Third Quarter 2021

OXFORD, U.K. - Exscientia (Nasdaq: EXAI)

Recent advancements in the Company’s pipeline, collaborations and operations as well as financial results for the third quarter ended September 30, 2021 are summarised below. In addition, Exscientia will host a conference call on Thursday, November 18 at 1:30 p.m. GMT / 8:30 a.m. ET to provide detail on the business models underlying the Company’s pipeline of more than 25 programmes.

Highlights

Leveraging deep learning on patient tissue samples at scale to transform target discovery and patient selection

-	Expanded investigation of patient tissue models in solid tumours, including ongoing analysis of EXS-617 in ovarian and breast cancer models

-	Published EXALT-1 clinical trial results in Cancer Discovery that highlighted benefit of the first AI-supported functional precision medicine platform to guide treatment selection and improve outcomes in patients with advanced haematological cancer

-	Completed acquisition of Allcyte, integrating leading tissue platform into Exscientia’s end-to-end drug discovery operations

Pipeline progress marked by candidate nomination, significant expansion of existing collaborations

-	Partnered programmes

o	Expanded Bristol Myers Squibb collaboration to include potential targets across immunology and oncology; potential deal value beyond $1.3 billion

▪	BMS in-licensed first candidate from original 2019 collaboration, a potential first-in-class immunology medicine, triggering $20.0 million option exercise fee

-	Co-owned programmes

o	EXS-617: development candidate nominated for CDK7 inhibitor from expanded joint venture with GT Apeiron; additional translational data anticipated 1H 2022

o	First two targets selected in EQRx joint venture

-	Wholly and majority owned programmes

o	EXS-21546: Phase 1 data for A2a antagonist in high adenosine signature cancers expected 1H 2022; translational research programmes for patient selection ongoing

o	Entered into third collaboration with Bill & Melinda Gates Foundation that added portfolio of up to five antiviral small molecule drug candidates and accelerated development of SARS-CoV-2 lead programme

Strengthened balance sheet providing several years of cash runway to deliver AI-designed molecules and accelerate pipeline growth

-	Expect between $75.0-$85.0 million in cash inflows from collaborations for full year 2021

-	In October, closed $510.4 million gross aggregate financing, consisting of $350.4 million gross proceeds from upsized initial public offering and $160.0 million gross proceeds from concurrent private placement

-	Cash at the end of the third quarter 2021, adjusted to include the net proceeds from the initial public offering completed on October 5, 2021, was $783.7 million

Expanding drug discovery and automation laboratories to scale capacity and operations

-	Opened 21,000-square foot expansion of facilities at Oxford Science Park

-	Building 26,000-square foot laboratory in Milton Park, Oxfordshire focused on the automation of chemistry and biology to accelerate drug discovery

-	Building 50,000-square foot precision medicine centre of excellence in Vienna, Austria

-	Added to U.S. footprint with expansion in Miami, opening of office in Boston, and key hires in strategic operations, technology and chemistry

“Exscientia is leading the modernisation of how new medicines are created by using AI in each step of discovery and development. Demonstrating our unique translational capabilities, we recently published groundbreaking results showing our AI precision medicine platform can improve outcomes for cancer patients. We have also propelled our pipeline through substantial investment in our own new medicine programmes, significantly expanded our relationship with Bristol Myers Squibb, and added a portfolio of pandemic preparedness antivirals to our work with the Bill and Melinda Gates Foundation. Finally, we began expanding our labs, investing in scaling our precision medicine platform and automated synthesis and screening,” said Andrew Hopkins, DPhil., Exscientia’s founder and CEO. “We have incredible momentum, and with our solid balance sheet post IPO, we will continue investing in innovation that can enable the rapid translation of today’s most promising science into tomorrow’s best possible medicines.”

Investor Call and Webcast Information

Exscientia will host a conference call November 18 at 1:30 p.m. GMT / 8:30 a.m. ET. A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialing +1 (760) 294 1674 (U.S.), +44 203 059 5869 (U.K.), +44 203 059 8128 (International) and mentioning Exscientia. A replay will be available for 90 days under “Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Exscientia demonstrates strong operational and financial foundation in first public earnings report

$784 million
3Q21 cash balance + IPO net proceeds

$65 million
YTD cash inflows from collaborations

$16 million
YTD operational cash burn*

Accelerating pipeline

Business model
Early discovery
Late discovery
Preclinical
Phase 1
Phase 2, Phase 3
2014-2016
Pilot programmes: Design as a service
2017
Pilot programme: Internal development (majority-owned)
Current business models
2019 to date
Pharma partnerships
2019 to date
Co-owned programmes
2020 to date
Wholly owned pipeline

Strong collaborations – validated through multiple expansions

	Bristol Myers Squibb	Sumitomo Dainippon Pharma	Bill & Melinda Gates foundation	Sanofi	Apeiron	Other recent partnerships	
Initial partnership[1]	3 targets full discovery	Original DaaS partner	$5m in grants for infectious diseases	$250m design partnership	13% equity + milestones	EQRx	Broad joint venture
First milestone	+$1.3bn +5 targets full discovery	1st drug enters clinic in 2020	Advance Mpro for Covid	1st bispecific drug opt-in	CDK7 opt-in	Bayer	€240m Design partnership
Second milestone	$20m 1st drug opt-in	2nd drug enters clinic in 2021	$35m pandemic partnership		Convert deal to broad CDK JV	Rallybio	Rare disease joint venture

Bristol Myers Squibb
Oncology/Immunology Collaboration Expansion
$1.3B+

Bill & Melinda Gates Foundation
Antiviral Platform Multifold Expansion
$1.5M
$35M

GT Apeiron
CDK7i – Gained 50% Product Economics

* Includes $24 million Allcyte cash consideration
[1] Includes upfront payments and potential milestones, excludes royalties

Exscientia

Third Quarter Financial Results

For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.347, which was the noon buying rate of the Federal Reserve Bank of New York on September 30, 2021.

Revenue: Revenue for the nine months ended September 30, 2021, was $31.3 million, an increase of $23.6 million compared to the nine months ended September 30, 2020, primarily due to the achievement of the opt-in milestone on the first candidate in-licensed on Exscientia’s collaboration with BMS.

R&D and cost of drug discovery: Due to various collaboration structures, R&D expenses may be included under multiple accounting line items. The tables below show how these expenses are separated across the accounting categories.

Three months ended September 30, 2021 ($ millions):

	COGS	R&D	Share of JV loss	Total
Partnered Programmes	6.5	–	–	6.5
Co-owned Programmes	–	1.0	0.3	1.4
Internal Pipeline and Technology Development	–	16.4	–	16.4
Total	6.5	17.4	0.3	24.2

Nine months ended September 30, 2021 ($ millions):

	COGS	R&D	Share of JV loss	Total
Partnered Programmes	16.6	–	–	16.6
Co-owned Programmes	–	1.8	1.3	3.1
Internal Pipeline and Technology Development	–	32.3	–	32.3
Total	16.6	34.1	1.3	52.0

General and administrative expenses: G&A expenses for the nine months ended September 30, 2021 were $26.1 million, or 34% of total operating expenses. For the nine months ended September 30, 2021, G&A expenses grew by $20.2 million compared to the nine months ended September 30, 2020, primarily associated with both an expansion of internal capabilities as well as transaction-related professional services.

Financial Outlook for 2021 & 2022

For the first three quarters of 2021, Exscientia announced three new partnerships and received $65.4 million cash inflows from its collaborations. The Company expects to receive a total of $75.0-$85.0 million by year-end 2021, and anticipates 2022 cash inflows from collaborations will exceed 2021 cash inflows from collaborations. Exscientia expects to end 2021 with cash and cash equivalents between $745.0-$755.0 million.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(in £ millions, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	17.6	1.0	23.2	5.7
Cost of sales	(4.8)	(3.3)	(12.3)	(10.3)
Research and development expenses	(12.9)	(2.9)	(25.3)	(7.2)
General and administrative expenses	(8.6)	(1.5)	(19.4)	(4.4)
Operating expenses	(26.3)	(7.7)	(57.0)	(21.8)
Foreign exchange gains/(losses)	1.7	(2.4)	(1.2)	(0.9)
Other income	1.8	0.4	3.0	0.8
Operating loss	(5.3)	(8.7)	(32.0)	(16.2)
Finance income/(expense)	(0.1)	(0.0)	(0.1)	0.0
Share of loss on joint ventures	(0.2)	(0.4)	(1.0)	(0.9)
Loss on derivative financial instruments	(1.4)	––	––	––
Loss before taxation	(6.9)	(9.2)	(33.1)	(17.0)
Income tax benefit	1.9	0.8	4.0	1.5
Loss for the period	(5.1)	(8.4)	(29.1)	(15.6)
Net loss per share	(0.06)	(0.08)	(0.32)	(0.15)

CONSTANT CURRENCY CONVERSION (unaudited)

(in $ millions, except per share data, at the rate of £1.000 to $1.347)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	23.8	1.3	31.3	7.7
Cost of sales	(6.5)	(4.5)	(16.6)	(13.8)
Research and development expenses	(17.4)	(3.8)	(34.1)	(9.7)
General and administrative expenses	(11.6)	(2.0)	(26.1)	(6.0)
Operating expenses	(35.5)	(10.4)	(76.8)	(29.4)
Foreign exchange gains/(losses)	2.2	(3.2)	(1.7)	(1.2)
Other income	2.4	0.5	4.0	1.1
Operating loss	(7.1)	(11.7)	(43.1)	(21.8)
Finance income/(expense)	(0.1)	(0.0)	(0.2)	0.0
Share of loss on joint ventures	(0.3)	(0.6)	(1.3)	(1.2)
Loss on derivative financial instruments	(1.8)	––	––	––
Loss before taxation	(9.3)	(12.3)	(44.6)	(22.9)
Income tax benefit	2.5	1.1	5.3	2.0
Loss for the period	(6.8)	(11.3)	(39.3)	(21.0)
Net loss per share	(0.08)	(0.11)	(0.43)	(0.20)

About Exscientia

Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our pipeline of internal and partnered programmes demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates, with more than 25 projects advancing, including the first three AI-designed drug candidates to enter Phase 1 clinical trials.

Exscientia has offices in Oxford, Vienna, Dundee, Miami, Boston, and Osaka. For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of development of candidate molecules, timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates, and Exscientia’s expectations regarding its projected revenue and cash runway. Any statement describing Exscientia’s goals, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to the impact that the COVID-19 pandemic could have on the Company’s business, and including the scope, progress and expansion of Exscientia’s product development efforts; the initiation, scope and progress of Exscientia’s and its partners’ clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; and those inherent in the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics, and in the endeavor of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission (SEC) on September 10, 2021, as amended (File No. 333-259431), and other filings that Exscientia makes with the SEC from time to time (which are available at http://www.sec.gov), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investors:

Sara Sherman
investors@exscientia.ai

Media:

Amanda Galgay
media@exscientia.ai